FAIRFAX  News Release
TSX Stock Symbol:  FFH and FFH.U

TORONTO, March 3, 2010

FAIRFAX ANNOUNCES QUARTERLY DIVIDEND ON SERIES C AND SERIES E PREFERRED SHARES

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces that it has declared a dividend of C$0.359375 per share on its Series C Preferred Shares and C$0.18870 per share on its Series E Preferred Shares.  The dividends are payable on March 31, 2010 to shareholders of record on March 18, 2010.  Applicable Canadian withholding tax will be applied to dividends payable to non-residents of Canada.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information, contact:   Greg Taylor, Chief Financial Officer, at (416) 367-4941

                Media Contact
              Paul Rivett, Chief Legal Officer, at (416) 367-4941

                               FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946